SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ___________

                                  SCHEDULE 13G

                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 4)


                            TF FINANCIAL CORPORATION
             -------------------------------------------------------
                                (Name of Issuer)

                     Common Stock $0.10 Par Value Per Share
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   872391 10 7
             -------------------------------------------------------
                                 (CUSIP Number)



                                 January 4, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                  |_|      Rule 13 d - 1(b)
                  |X|      Rule 13 d - 1(c)
                  |_|      Rule 13 d - 1(d)

----------------------------------                             -----------------
CUSIP No.  872391 10 7                  13G                    Page 1 of 5 Pages
----------------------------------                             -----------------

--------------------------------------------------------------------------------
     1            NAME OF REPORTING PERSONS
                  I.R.S.  IDENTIFICATION  NO. OF ABOVE  PERSONS  (ENTITIES ONLY)

                          John R. Stranford
--------------------------------------------------------------------------------
     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [_]
                                                                         (b) [_]
                  N/A
--------------------------------------------------------------------------------
     3            SEC USE ONLY

--------------------------------------------------------------------------------
     4            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                        5         SOLE VOTING POWER
 NUMBER OF
  SHARES                                117,629 Shares
BENEFICIALLY      --------------------------------------------------------------
 OWNED BY               6         SHARED VOTING POWER
   EACH
REPORTING                                     0 Shares
PERSON WITH       --------------------------------------------------------------
                        7         SOLE DISPOSITIVE POWER
                                        234,044 Shares
                  --------------------------------------------------------------
                        8         SHARED DISPOSITIVE POWER
                                              0 Shares

--------------------------------------------------------------------------------
     9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       234,044 Shares
--------------------------------------------------------------------------------
    10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                  CERTAIN SHARES                                             |_|
--------------------------------------------------------------------------------
    11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                       7.85%
--------------------------------------------------------------------------------
    12            TYPE OF REPORTING PERSON

                                       IN
--------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:
----------  ---------------

            TF Financial Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:
----------  ------------------------------------------------
            3 Penns Trail, Newtown, Pennsylvania 18940

Item 2(a).  Name of Person Filing:
----------  ----------------------
            John R. Stranford

Item 2(b). Address of Principal Business Office or, if None,
------------------------------------------------------------
           Residence:
           ----------

           3 Penns Trail, Newtown, Pennsylvania 18940

Item 2(c).  Citizenship:
----------  ------------

            United States

Item 2(d).  Title of Class of Securities:
----------  -----------------------------

            Common Stock, $0.10 par value per share.

Item 2(e).  CUSIP Number:
----------  -------------

            872391 10 7
Item 3.
-------

            Not Applicable.

Item 4.  Ownership:
-------  ----------

          The following information relates to Mr. Stranford's ownership as of January 4, 2004.

          (a)      Amount beneficially owned:

                   234,044  shares

          (b)      Percent of Class:

                   7.85%

         (c)       Number of shares as to which such person  has:

                  (i)   Sole power to vote or to direct the vote

                        117,629 shares

                  (ii)  Shared power to vote or to direct the vote
                        0 shares

                  (iii) Sole power to dispose or to direct the disposition of
                        234,044 shares

                  (iv) Shared power to dispose or to direct the disposition of 0 shares

Item 5.  Ownership of Five Percent or Less of a Class:
-------  ---------------------------------------------

         Not Applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
-------  ----------------------------------------------------------------

         Not Applicable.

Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
-------  --------------  -------------------------------------------------------
         Security Being Reported on by the Parent Holding Company:
         ---------------------------------------------------------

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group:
-------  ----------------------------------------------------------

         Not Applicable.

Item 9.  Notice of Dissolution of Group:
-------  -------------------------------

         Not Applicable.

Item 10.  Certification:
--------  --------------

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:  February 4, 2004                   /s/John R. Stranford
                                          --------------------------------------
                                          John R. Stranford